ArcelorMittal reports results for the first quarter 2017

Luxembourg, May 12, 2017 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month period ended March 31, 2017.

Highlights:

▪	Health and safety: LTIF rate of 0.80x in 1Q 2017 as compared to 0.84x in 4Q 2016 and 0.72x in 1Q 2016
▪	Operating income increased to $1.6 billion in 1Q 2017 as compared to $0.8 billion in 4Q 2016
▪	EBITDA of $2.2 billion in 1Q 2017, 34.3% higher as compared to $1.7 billion in 4Q 2016 primarily reflecting higher steel shipments (+5.1%) and higher seaborne iron ore prices (+21%)
▪	Net income of $1.0 billion in 1Q 2017 as compared to $0.4 billion in 4Q 2016
▪	Steel shipments of 21.1 Mt in 1Q 2017, up 5.1% vs. 4Q 2016 and down 1.9% vs. 1Q 2016 (down 0.9% on comparable basis2)
▪	1Q 2017 iron ore shipments of 13.4 Mt (+1.7% YoY), of which 8.7 Mt shipped at market prices (+11.2% YoY)

▪  Due to seasonal working capital investment ($2.2 billion), net debt increased to $12.1 billion as of March 31, 2017, as compared to $11.1 billion as of December 31, 2016

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Sales	16,086	14,126	14,523	14,743	13,399
Operating income	1,576	809	1,204	1,873	275
Net income/(loss) attributable to equity holders of the parent	1,002	403	680	1,112	(416)
Basic earnings/(loss) per share (US$) [3]	0.33	0.13	0.22	0.38	(0.23)

Operating income/ tonne (US$/t)	75	40	59	85	13
EBITDA	2,231	1,661	1,897	1,770	927
EBITDA/ tonne (US$/t)	106	83	93	80	43
Steel-only EBITDA/ tonne (US$/t)	83	68	83	73	39

Crude steel production (Mt)	23.6	21.8	22.6	23.1	23.2
Steel shipments (Mt)	21.1	20.0	20.3	22.1	21.5
Own iron ore production (Mt)	14.0	13.9	13.7	13.5	14.1
Iron ore shipped at market price (Mt)	8.7	8.1	8.1	9.6	7.8

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“I am satisfied with the first quarter results, which reflect the anticipated positive momentum in the market and the progress we are making internally to make the business stronger. All parts of the business reported improved EBITDA as steel prices responded to higher raw material costs and strong volume growth saw steel shipments increase by 5.1% compared with the fourth quarter. Our mining segment benefitted from an increase in iron-ore shipped at market prices as well as the higher raw material price environment. Looking ahead, we expect market conditions to be broadly stable in the second quarter. While this is encouraging, the steel industry is still impacted by unfair imports in many of our key markets and we hope to see further progress in ensuring the necessary trade solutions”.

First quarter 2017 earnings analyst conference call

ArcelorMittal will hold a conference call hosted by Heads of Finance and Investor Relations for members of the investment community to discuss the three-month period ended March 31, 2017 on:

Date	US Eastern time	London	CET
Friday May 12, 2017	9.30am	2.30pm	3.30pm

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	14206907#
US local:	1 86 6719 2729	+1 24 0645 0345	14206907#
US (New York):	1 86 6719 2729	+ 1 64 6663 7901	14206907#
France:	0800 914780	+33 1 7071 2916	14206907#
Germany:	0800 965 6288	+49 692 7134 0801	14206907#
Spain:	90 099 4930	+34 911 143436	14206907#
Luxembourg:	800 26908	+352 27 86 05 07	14206907#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	506022#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 18 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2016, ArcelorMittal had revenues of $56.8 billion and crude steel production of 90.8 million metric tonnes, while own iron ore production reached 55.2 million metric tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries

ArcelorMittal Investor Relations
Europe		Tel: +44 207 543 1128
Americas		Tel: +1 312 899 3985
Retail		Tel: +44 207 543 1156
SRI		Tel: +44 207 543 1156
Bonds/Credit		Tel: +33 1 71 92 10 26

ArcelorMittal Corporate Communications		E-mail: press@arcelormittal.com Tel: +44 0207 629 7988
Paul Weigh		Tel: +44 203 214 2419
France	Image 7	Tel: +33 153 70 94 17

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate of 0.80x in the first quarter of 2017 (“1Q 2017”) as compared to 0.84x for the fourth quarter of 2016 (“4Q 2016”) and 0.72x for the first quarter of 2016 (“1Q 2016”).

The Company’s effort to improve the Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Mining	0.58	1.39	1.08	0.84	0.75

NAFTA	0.85	0.87	0.89	0.62	0.91
Brazil	0.41	0.42	0.20	0.46	0.34
Europe	1.20	0.92	1.17	1.11	0.78
ACIS	0.45	0.61	0.55	0.53	0.69
Total Steel	0.83	0.75	0.80	0.78	0.71

Total (Steel and Mining)	0.80	0.84	0.84	0.79	0.72

Key corporate responsibility highlights for 1Q 2017:

•	ArcelorMittal’s 2016 annual review entitled “Sustainable Progress” was published on May 3, 2017, demonstrating the significant steps the Company has taken towards integrated reporting. It sets out the progress towards its Action 2020 plan, segment by segment, referencing the importance of social and environmental value drivers in this process. The report also includes a section on Beyond 2020, which identifies the key drivers for long-term value creation and outlines several initiatives the Company is undertaking to deliver on as follows:
•	critical breakthrough carbon capture and utilisation technology to reduce CO2 emissions
•	a new Sustainable Innovation tool to ensure all new Global R&D projects make an improved contribution to sustainable development
•	the ResponsibleSteel™ scheme, which is bringing together customers, suppliers, steelmakers and others, to create a common, trusted, social and environmental certification standard. ArcelorMittal plays a leading role and began to pilot a draft standard in March 2017.
•	ArcelorMittal Zenica (Bosnia & Herzegovina) undertook, in February 2017, an industrial-scale installation of the Company’s new hybrid filter technology, designed to reduce air emissions at the sinter plant to well below the EU limit. A second installation will follow.

Analysis of results for 1Q 2017 versus 4Q 2016 and 1Q 2016

Total steel shipments in 1Q 2017 were 5.1% higher at 21.1 million metric tonnes as compared with 20.0 million metric tonnes for 4Q 2016 primarily due to improved shipments in NAFTA (+12.0%), Europe (+7.1%) and ACIS (+4.1%) offset in part by lower shipments in Brazil (-21.7%). Total steel shipments for 1Q 2017 were 1.9% lower as compared to 1Q 2016 primarily due to lower shipment volumes in Brazil (-9.9%), Europe (-2.3%) and ACIS (-2.8%) offset in part by improved shipments in NAFTA (+2.7%). On a comparable basis (considering the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) in 2Q 2016 and Zaragoza in Spain during 3Q 2016), total steel shipments for 1Q 2017 were 0.9% lower as compared with 21.2 million metric tonnes for 1Q 2016.

Sales in 1Q 2017 were $16.1 billion as compared to $14.1 billion for 4Q 2016 and $13.4 billion for 1Q 2016. Sales in 1Q 2017 were 13.9% higher as compared to 4Q 2016 primarily due to higher average steel selling prices (+10.2%), higher steel shipments (+5.1%), higher seaborne iron ore reference prices (+21.0%) and higher market-priced iron ore shipments (+6.4%). Sales in 1Q 2017 were 20.1% higher as compared to 1Q 2016 primarily due to higher average steel selling prices (+24.9%), higher seaborne iron ore reference prices (+77.3%) and higher market-priced iron ore shipments (+11.2%), offset in part by lower steel shipments (-1.9%).

Depreciation for 1Q 2017 was lower at $655 million as compared to $696 million for 4Q 2016 and stable as compared to $652 million in 1Q 2016. FY 2017 depreciation is expected to be approximately $2.8 billion (based on current exchange rates).

Impairment charges for 1Q 2017 and 1Q 2016 were nil. Impairment charges for 4Q 2016 were $156 million mainly related to the Vanderbijlpark plant in South Africa.

Operating income for 1Q 2017 was $1.6 billion as compared to $0.8 billion in 4Q 2016 and $275 million in 1Q 2016. Operating income for 4Q 2016 was impacted by impairments as discussed above. Operating income for 1Q 2017 was higher as compared to 4Q 2016 primarily due to higher operating results in steel business as well as improved results in the Mining segment driven primarily by higher seaborne iron ore prices.

Income from associates, joint ventures and other investments for 1Q 2017 was $86 million as compared to $14 million for 4Q 2016, primarily due to the annual dividend declared by Erdemir ($45 million) and improved performance of Calvert, offset in part by a loss on dilution of the Company’s stake in China Oriental4. Income from associates, joint ventures and other investments for 1Q 2016 of $324 million included a $329 million gain on disposal of Gestamp5.

Net interest expense in 1Q 2017 was $223 million as compared to $221 million in 4Q 2016 and $332 million in 1Q 2016. Net interest expense was lower in 1Q 2017 as compared to 1Q 2016 primarily due to debt reduction including early bond repayment via debt tenders during 2016.

Foreign exchange and other net financing costs in 1Q 2017 were $133 million as compared to $278 million for 4Q 2016 and a gain in 1Q 2016 of $9 million. Foreign exchange gains/losses primarily relate to the impact of the USD movements on Euro denominated deferred tax assets and Euro denominated debt. For 1Q 2017 a foreign exchange gain of $35 million was recorded (as compared to a loss of $128 million for 4Q 2016) mainly on account of a 1.4% depreciation of the USD against the Euro (versus 5.6% appreciation in 4Q 2016). Foreign exchange and other net financing costs for 1Q 2017 includes $159 million in premium accrued on an early repayment of bonds (settled in April 2017), offset by non-cash mark to market gains on certain derivatives (primarily mandatory convertible bonds call options following the market price increase in the underlying shares). Foreign exchange and other net financing costs in 4Q 2016 included $0.1 billion non-cash expense in connection with the issuance of shares in the context of the B-BBEE transaction in South Africa6. Foreign exchange and other net financing gain for 1Q 2016 included a foreign exchange gain of $107 million primarily on account of a 4.6% depreciation of the USD against the Euro.

ArcelorMittal recorded an income tax expense of $283 million for 1Q 2017 as compared to an income tax benefit of $13 million for 4Q 2016 and an income tax expense of $700 million for 1Q 2016. The tax expense in 1Q 2017 largely reflects improved results in a number of countries. The prior periods were impacted by the tax rate change and recoverability assessment of deferred tax assets in Luxembourg.

Net income attributable to non-controlling interests for 1Q 2017 of $21 million represents minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada7 and Belgo Bekaert Arames in Brazil offset in part by their share of losses generated by ArcelorMittal South Africa. Net loss attributable to non-controlling interests for 4Q 2016 of $66 million and for 1Q 2016 of $8 million primarily represents their share of losses generated by ArcelorMittal South Africa.

ArcelorMittal recorded net income for 1Q 2017 of $1,002 million, or $0.33 earnings per share3, as compared to net income for 4Q 2016 of $403 million, or $0.13 earnings per share3, and a net loss for 1Q 2016 of $416 million, or $0.23 loss per share3.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	New caster at No.3 Steelshop installed	4Q 2016(a)

Ongoing projects

Region	Site	Project	Capacity / particulars	Forecast completion
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing and logistics	2018(a)
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	3Q 2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize and closure of galvanize line #1 (capacity 170kt of galvalume)	2Q 2017
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9Mt/year	2Q 2017(b)
		HDG increase	Increasing HDG capacity by 0.4Mt/year	2Q 2017(b)
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2017
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(c)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(d)

a)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now underway, which has resulted in structural changes required to improve asset and cost optimization. The plan involves idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (expected to be idled in 2Q 2017) whilst making further planned investments totalling ~$200 million including a new caster at No.3 steelshop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing and logistics. The project is expected to be completed in 2018.

b)	On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which has now been completed during 3Q 2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capex value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the Group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

c)	Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora melt shop project is currently on hold and is expected to be completed upon Brazil domestic market recovery, the Company does not expect to increase shipments until domestic demand improves.

d)	ArcelorMittal Liberia is moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher grade DSO Gangra deposit by 3Q 2017. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to 3 million tonnes per annum (Mtpa) to focus on its “natural” Atlantic markets. The nearby Gangra deposit is now the preferred next development in a staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrated sinter fine ore that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. Accordingly, the Gangra mine, haul road and related existing plant and equipment upgrades are on track. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. With 2 billion tonnes of iron ore resource in its lease, ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long-term sinter feed and concentration phase.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Sales	4,458	3,795	4,269	3,920	3,822
Operating income	396	164	424	1,209	205
Depreciation	(128)	(137)	(142)	(136)	(134)
Exceptional income[8]	-	-	-	832	-

EBITDA	524	301	566	513	339
Crude steel production (kt)	6,216	5,197	5,632	5,735	5,644
Steel shipments (kt)	5,610	5,011	5,364	5,443	5,463
Average steel selling price (US$/t)	719	681	715	660	635

NAFTA segment crude steel production increased 19.6% to 6.2 million metric tonnes in 1Q 2017 as compared to 5.2 million metric tonnes for 4Q 2016 in line with improved demand.

Steel shipments in 1Q 2017 increased by 12.0% to 5.6 million metric tonnes as compared to 5.0 million metric tonnes in 4Q 2016, primarily driven by a 14.9% increase in flat products volumes reflecting the end of the destock in the US which negatively impacted shipments in the prior period.

Sales in 1Q 2017 increased by 17.5% to $4.5 billion as compared to $3.8 billion in 4Q 2016, primarily due to higher average steel selling prices (+5.6%) and higher steel shipment volumes as discussed above. Compared to the 4Q 2016, average steel selling prices for long products improved +10.0% and for flat products improved +4.1%.

Operating income in 1Q 2017 increased to $396 million as compared to operating income of $164 million in 4Q 2016 and operating income of $205 million in 1Q 2016.

EBITDA in 1Q 2017 increased by 74% to $524 million as compared to $301 million in 4Q 2016 primarily due to higher steel shipment volumes (+12.0%) and a positive price cost impact with average steel selling prices higher by +5.6%. EBITDA in 1Q 2017 improved 54.4% as compared to $339 million in 1Q 2016 due primarily to a positive price cost impact with average steel selling prices higher by +13.2%.

Brazil

(USDm) unless otherwise shown	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Sales	1,610	1,751	1,729	1,488	1,255
Operating income	175	143	233	149	89
Depreciation	(71)	(70)	(68)	(64)	(56)

EBITDA	246	213	301	213	145
Crude steel production (kt)	2,710	2,778	2,888	2,800	2,667
Steel shipments (kt)	2,226	2,841	2,751	2,689	2,472
Average steel selling price (US$/t)	678	565	582	515	474

Brazil segment crude steel production decreased by 2.5% to 2.7 million metric tonnes in 1Q 2017 as compared to 2.8 million metric tonnes in 4Q 2016, primarily due to planned maintenance at Tubarao, Brazil.

Steel shipments in 1Q 2017 decreased by 21.7% to 2.2 million metric tonnes as compared to 2.8 million metric tonnes in 4Q 2016, primarily due to a 27.3% decrease in flat product steel shipments (primarily export shipments, given the need to rebuild inventory following maintenance and ahead of the seasonally stronger demand period, as well as temporary shipment delays) and a 10.2% decrease in long product steel shipments (primarily reflecting weak domestic demand).

Sales in 1Q 2017 decreased by 8.0% to $1.6 billion as compared to $1.8 billion in 4Q 2016, due to lower steel shipments as discussed above, offset in part by 20.1% increase in average steel selling prices, with average US dollar selling prices for flat products improving by 28% (reflecting higher domestic prices as well as the mix benefit of lower slab exports) and improving by 11.3% for long products.

Operating income in 1Q 2017 increased to $175 million as compared to an operating income of $143 million in 4Q 2016 and operating income of $89 million in 1Q 2016.

EBITDA in 1Q 2017 increased by 15.3% to $246 million as compared to $213 million in 4Q 2016 primarily due to a $21 million provision reversal as well as a positive price cost impact offset in part by lower steel shipment volumes. EBITDA in 1Q 2017 was 69.1% higher as compared to $145 million in 1Q 2016 due to a positive price cost impact with a 43.2% increase in average steel selling prices in US$ terms, offset in part by lower steel shipments by -9.9% (flat exports down 14.8% and long product down 14.2%).

Europe

(USDm) unless otherwise shown	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Sales	8,222	7,139	7,172	7,810	7,151
Operating income	636	387	414	383	86
Depreciation	(273)	(311)	(303)	(293)	(277)
Impairment	-	-	-	(49)	-

EBITDA	909	698	717	725	363
Crude steel production (kt)	11,212	10,173	10,571	10,720	11,171
Steel shipments (kt)	10,208	9,535	9,382	10,886	10,444
Average steel selling price (US$/t)	649	590	596	562	530

Europe segment crude steel production increased by 10.2% to 11.2 million metric tonnes in 1Q 2017, as compared to 10.2 million metric tonnes in 4Q 2016 (which was impacted by the planned reline at ArcelorMittal Asturias, Spain).

Steel shipments in 1Q 2017 increased by 7.1% to 10.2 million metric tonnes as compared to 9.5 million metric tonnes in 4Q 2016, primarily due to a 12.8% increase in flat product shipments due to improved demand offset partly by a 5.4% decline in long product steel shipments.

Sales in 1Q 2017 increased 15.2% to $8.2 billion as compared to $7.1 billion in 4Q 2016, primarily due to higher average steel selling prices (+9.9%), (with flat and long products average steel selling prices increasing +9.4% and +9.9%, respectively), and higher steel shipments as discussed above.

Operating income in 1Q 2017 was $636 million as compared to $387 million in 4Q 2016 and $86 million in 1Q 2016.

EBITDA in 1Q 2017 increased by 30.3% to $909 million as compared to $698 million in 4Q 2016 primarily due to higher steel volumes. EBITDA in 1Q 2017 improved 150.4% as compared to 1Q 2016 primarily on account of higher average steel selling prices (+22.3%) and cost efficiency improvements, offset in part by higher input costs.

ACIS

(USDm) unless otherwise shown	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Sales	1,807	1,526	1,586	1,581	1,192
Operating income/ (loss)	116	(92)	156	162	(15)
Depreciation	(75)	(78)	(77)	(80)	(76)
Impairment	-	(156)	-	-	-

EBITDA	191	142	233	242	61
Crude steel production (kt)	3,492	3,646	3,552	3,926	3,668
Steel shipments (kt)	3,221	3,095	3,408	3,453	3,315
Average steel selling price (US$/t)	502	432	419	409	320

ACIS segment crude steel production in 1Q 2017 decreased by 4.2% to 3.5 million metric tonnes as compared to 3.6 million metric tonnes in 4Q 2016 primarily due to planned maintenance of BF#9 in Ukraine.

Steel shipments in 1Q 2017 increased by 4.1% to 3.2 million metric tonnes as compared to 3.1 million metric tonnes in 4Q 2016 primarily due to a seasonal improvement in South Africa offset in part by lower steel shipments in the CIS impacted by the planned maintenance as described above.

Sales in 1Q 2017 increased 18.4% to $1.8 billion as compared to $1.5 billion in 4Q 2016, primarily due to higher steel shipments (+4.1%) and higher average steel selling prices (+16.2%).

Operating income in 1Q 2017 was $116 million as compared to an operating loss of $92 million in 4Q 2016 and operating loss of $15 million in 1Q 2016. Operating loss in 4Q 2016 was impacted by impairments of $156 million mainly related to the Vanderbijlpark plant in South Africa.

EBITDA in 1Q 2017 increased +34.2% to $191 million as compared to $142 million in 4Q 2016. EBITDA in 4Q 2016 was impacted by a one-time charge of $28 million in relation to environmental liabilities at the Thabazimbi mine in South Africa. EBITDA in 1Q 2017 was higher than 4Q 2016 primarily on account of higher steel shipment volumes (+4.1%). EBITDA in 1Q 2017 was higher as compared to $61 million in 1Q 2016, primarily due to a positive price cost impact.

Mining

(USDm) unless otherwise shown	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Sales	1,030	896	809	809	600
Operating income/ (loss)	378	203	103	62	(2)
Depreciation	(102)	(94)	(101)	(101)	(100)

EBITDA	480	297	204	163	98
Own iron ore production (a) (Mt)	14.0	13.9	13.7	13.5	14.1
Iron ore shipped externally and internally at market price (b) (Mt)	8.7	8.1	8.1	9.6	7.8
Iron ore shipment - cost plus basis (Mt)	4.7	5.4	5.8	5.8	5.3

Own coal production(a) (Mt)	1.7	1.8	1.6	1.4	1.4
Coal shipped externally and internally at market price(b) (Mt)	0.8	0.9	1.0	0.7	0.9
Coal shipment - cost plus basis (Mt)	0.9	0.9	0.9	0.8	0.8

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 1Q 2017 increased by 0.7% to 14.0 million metric tonnes as compared to 13.9 million metric tonnes in 4Q 2016 due to increased production in Mexico (Volcan mine restarted February 2017) and Liberia, offset in part by seasonally lower production in Canada and lower production in the US. Own iron ore production in 1Q 2017 decreased by 1.0% as compared to 14.1 million metric tonnes in 1Q 2016 primarily due to decreased production in Liberia and US offset in part by higher production in Mexico.

Own iron ore production is expected to increase in 2017: In Liberia, based on Tokadeh ore together with the transition to the new Gangra deposit production is expected to increase to 3Mt in 2017 (versus 2Mt in 2016) before ramping up to 5Mtpa in 2018; the restart of the Volcan mine in Mexico in February 2017 is expected to produce an additional 2Mt (in 2017 versus 2016); production in Ukraine is expected to recover following resolution of a delay in accessing new tailings disposal land which negatively impacted production in 2016 by approximately 1Mt.

Market-priced iron ore shipments in 1Q 2017 increased 6.4% to 8.7 million metric tonnes as compared to 8.1 million metric tonnes in 4Q 2016, primarily driven by higher shipments in Mexico, Ukraine and ArcelorMittal Mines Canada. During 4Q 2016 market-priced iron ore shipments in ArcelorMittal Mines Canada were impacted by logistics and transportation issues following severe weather conditions. Market-priced iron ore shipments in 1Q 2017 increased by +11.2% as compared to 1Q 2016 driven by increased ArcelorMittal Mines Canada shipments and Mexico offset in part by lower Liberia shipments. Given expected higher production described above, FY 2017 market-priced iron ore shipments are expected to increase by approximately 10% versus FY 2016.

Own coal production in 1Q 2017 decreased marginally by 2.6% to 1.7 million metric tonnes as compared to 4Q 2016. Own coal production in 1Q 2017 increased 20.0% as compared to 1Q 2016 with increases at both Kazakhstan and Princeton (US) mines.

Market-priced coal shipments in 1Q 2017 decreased 11.9% to 0.8 million metric tonnes as compared to 4Q 2016 primarily due to decreased shipments at Princeton (US). Market-priced coal shipments in 1Q 2017 decreased 7.1% as compared to 1Q 2016 primarily due to decreased shipments at Princeton (US) offset in part by increased shipments in Kazakhstan.

Operating income in 1Q 2017 increased to $378 million as compared to an operating income of $203 million in 4Q 2016, and an operating loss of $2 million in 1Q 2016, primarily for the reasons discussed below.

EBITDA in 1Q 2017 increased 61.5% to $480 million as compared to $297 million in 4Q 2016, primarily due to increased seaborne iron ore market reference prices (+21.0%) and increased coal prices. EBITDA in 1Q 2017 was significantly higher as compared to $98 million in 1Q 2016, primarily due to higher seaborne iron ore reference prices (+77.3%), higher market-priced iron ore shipment volumes (+11.2%) and higher coal prices.

Liquidity and Capital Resources

For 1Q 2017, net cash used in operating activities was $299 million as compared to net cash provided by operating activities of $1,653 million in 4Q 2016. The net cash used in operating activities during 1Q 2017 was impacted by a working capital investment ($2,181 million) as compared to a working capital release ($495 million) in 4Q 2016. The change in the working capital position reflects seasonal changes in inventory and receivables as well as the effects of higher selling and raw material prices.

Net cash used in investing activities during 1Q 2017 was $598 million as compared to $809 million in 4Q 2016 and $572 million in 1Q 2016. Capital expenditure decreased to $580 million in 1Q 2017 as compared to $802 million in 4Q 2016 and $586 million in 1Q 2016. FY 2017 capital expenditure is expected to be $2.9 billion.

Net cash provided by financing activities for 1Q 2017 was $666 million as compared to net cash used in financing activities of $468 million for 4Q 2016 and net cash provided by financing activities of $140 million for 1Q 2016. Net cash provided by financing activities for 1Q 2017 primarily includes proceeds from the European Investment Bank loan9 of €350 million ($373 million) and $0.3 billion of commercial paper issuances. Net cash used in financing activities for 4Q 2016 primarily includes repayments of a $0.3 billion loan and $0.5 billion of short term facilities, offset in part by a $0.3 billion increase in commercial paper issuances. In addition, while not reflected in the above amounts, the Company used $1,040 million of cash and liquidity resources to redeem outstanding bonds on April 3, 2017 (see Key recent developments).

During 1Q 2017, the Company paid dividends of $40 million primarily to minority shareholders in ArcelorMittal Mines Canada. During 4Q 2016 and 1Q 2016, the Company paid dividends of $7 million and $6 million, respectively, to minority shareholders in Belgo Bekaert Arames in Brazil.

As of March 31, 2017, the Company’s cash and cash equivalents amounted to $2.4 billion as compared to $2.6 billion at December 31, 2016 and $2.9 billion at March 31, 2016. Gross debt increased to $14.5 billion as at March 31, 2017, as compared to $13.7 billion at December 31, 2016 and $20.2 billion at March 31, 2016. The above-referenced usage of cash to redeem bonds on April 3, 2017 is noted in this respect.

As of March 31, 2017, net debt increased to $12.1 billion as compared with $11.1 billion at December 31, 2016 (primarily due to a working capital investment), but lower as compared to $17.3 billion as of March 31, 2016.

As of March 31, 2017, the Company had liquidity of $7.9 billion, consisting of cash and cash equivalents of $2.4 billion and $5.5 billion of available credit lines10. The $5.5 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On March 31, 2017, the average debt maturity was 6.4 years.

Key recent developments

o	On May 11, 2017, following the approval of the Reverse Stock Split by the Extraordinary General Meeting of shareholders of ArcelorMittal held on May 10, 2017, ArcelorMittal announced that it will proceed to consolidate each three existing shares in the Company without nominal value into one share without nominal value (the “Reverse Stock Split”). The Reverse Stock Split will become effective on May 22, 2017.

o	On May 10, 2017, the Annual and Extraordinary General Meetings of shareholders of ArcelorMittal held in Luxembourg approved all resolutions on their respective agendas by a strong majority. A total of 63.19% of the voting rights were represented at the general meetings. The results of the votes are posted on corporate.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > General Meetings – 10 May 2017" where the full documentation regarding to the general meetings is available.

The shareholders re-elected Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Wurth as directors of ArcelorMittal for a term of three years each. The Board of Directors took note of Mr. Narayanan Vaghul’s decision to resign from the Board of Directors. Mrs. Karyn Ovelmen will succeed Mr. Narayanan Vaghul as the chairman of the Audit & Risk Committee. Mr. Lewis Kaden was not re-elected taking into consideration the Company’s 12 consecutive years’ term policy for independent directors and will be succeeded by Mr. Bruno Lafont as the new Lead Independent Director and chairman of the Appointments, Remuneration and Corporate Governance Committee. The Board of ArcelorMittal thanked both Mr. Narayanan Vaghul and Mr. Lewis Kaden for their contribution and service.

o	On March 1, 2017, ArcelorMittal’s Board of Directors had taken note of Mr. Wilbur Ross’ resignation from the Board as a consequence of his confirmation as United States Secretary of Commerce. The Board of ArcelorMittal congratulated Mr. Ross on his new role. Commenting, Mr. Lakshmi N. Mittal, Chairman & CEO, ArcelorMittal, said: “I’ve known Wilbur for more than a decade, since we bought his company International Steel Group in 2004. Since then he has been a very active and engaged member of our Board and has always been a trusted and valued source of advice to me. He’s a very astute and successful businessman, whose many years of experience at the heart of international finance and commerce mean he is very well positioned to shape policy that promotes economic growth. I am sure he will make an excellent Commerce Secretary, bringing great energy, experience and wisdom to the role. It is very good news to have such an accomplished businessman and investor in government.”

o	On March 1, 2017, ArcelorMittal announced the publication of the notice to redeem all of its outstanding $1,500 million 9.850% Notes due June 1, 2019. The settlement, financed with existing cash and liquidity, occurred on April 3, 2017, with total cash spent of $1,040 million including accrued interest and premium on early repayment.

o	On February 23, 2017, ArcelorMittal Brasil S.A. and Votorantim S.A. announced the signing of a definitive agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a minority stake in ArcelorMittal Brasil. Votorantim’s long steel operations in Argentina (Acerbrag) and Colombia (PazdelRío) were not included in the transaction. The combination of the businesses will result in a long product steel producer with annual crude steel capacity of 5.6 million metric tonnes and annual rolling capacity of 5.4 million metric tonnes. The transaction is subject to regulatory approvals in Brazil, including the approval of the Brazilian anti-trust authority CADE. Until closing, ArcelorMittal Brasil and Votorantim Siderurgia will remain fully separate and independent companies.

o	On February 23, 2017, Toyota Europe awarded ArcelorMittal its ‘Built in Quality’ supplier award in recognition of the Company’s impressive quality performance. ‘Built in Quality’ is a Toyota methodology that aims to continuously improve quality. Toyota trains its suppliers to understand and implement this methodology in the sites that manufacture products for the automotive company. ArcelorMittal’s ‘Built in Quality’ award follows the implementation of the methodology, which began around 10 years ago, and comes in recognition of ArcelorMittal’s quality performance that has continuously improved over the last three years. Toyota Europe gave a number of reasons for recognising ArcelorMittal with the award, including:
•	A low number of claims (e.g. defects), exceeding Toyota Europe’s quality target by more than 15%
•	Recognition as the best steel supplier in Toyota Europe’s annual supplier assessment for the second consecutive year
•	The significant and increasing gap between ArcelorMittal’s performance and that of its competitors
•	Zero quality problem reports (QPRs) in 2016 for ArcelorMittal Mardyck in France (part of the Atlantique and Lorraine cluster), the main mill supplying Toyota Europe with automotive and exposed galvannealed steels
•	Recognition as the best quality steel supplier for Toyota Manufacturing Russia in 2016.

Recent regulatory filings

o	On March 28, 2017, ArcelorMittal published the statutory financial statements of ArcelorMittal parent company for the year ended December 31, 2016. These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".

o	On February 28, 2017, ArcelorMittal published its annual report for the year ended December 31, 2016. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".

o	On February 23, 2017, ArcelorMittal filed its Annual Report 2016 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available on ArcelorMittal's website http://corporate.arcelormittal.com under SEC filings.

Outlook and guidance

The following global apparent steel consumption (“ASC”) figures have been updated to reflect the Company’s final 2016 estimates. The outlook for 2017 remains unchanged from those presented in connection with the full year 2016 results announcement.

Global ASC is estimated to have expanded by +1% in 2016. Based on the current economic outlook, ArcelorMittal expects global ASC to grow further in 2017 by between ~ +0.5% to +1.5%. By region: ASC in the US (excluding Pipe & tube) declined in 2016 by approximately -2.0%, driven in large part by a significant destock in the 2H 2016. However, underlying demand continues to expand, and the expected absence of a further destock in 2017 should support ASC growth in the US of approximately +3.0% to 4.0% in 2017. In Europe, ArcelorMittal expects the pick-up in underlying demand to continue, supported by the strength of the automotive end market, but apparent demand is expected to be modest at +0.5% to +1.5% in 2017 (versus growth of +3.0% in 2016). In Brazil, following the significant decline in ASC in 2016 (-13.8%) ASC is expected to grow by +3.0% to +4.0% in 2017 as the economy mildly recovers as consumer confidence returns. In the CIS, following an ASC decline of -3.8% in 2016, the region should stabilize in 2017 with ASC similar to 2016 levels (-0.5% to +0.5%). In China, following ASC growth of +1.3% in 2016, demand is expected to stabilise in 2017 (decline of around 0% to -1.0%).

Capex spend in 2017 is expected to increase to $2.9 billion (from $2.4 billion in 2016) as the Group seeks to capitalize on opportunities to grow value and returns. In addition, interest expense is expected to decline to $0.9 billion (as compared to $1.1 billion in FY 2016); while cash taxes and contributions to fund pensions are expected to increase by a total of $0.2 billion. As a result, the Company expects the cash needs of the business in 2017 to increase to $5.0 billion (from $4.5 billion in 2016).

ArcelorMittal Condensed Consolidated Statement of Financial Position1

	Mar 31,	Dec 31,	Mar 31,
In millions of U.S. dollars	2017	2016	2016
ASSETS
Cash and cash equivalents	2,402	2,615	2,863
Trade accounts receivable and other	3,971	2,974	3,325
Inventories	16,393	14,734	12,866
Prepaid expenses and other current assets	2,251	1,665	2,793
Assets held for sale[11]	126	259	301
Total Current Assets	25,143	22,247	22,148

Goodwill and intangible assets	5,716	5,651	5,689
Property, plant and equipment	35,049	34,831	36,213
Investments in associates and joint ventures	4,470	4,297	4,457
Deferred tax assets	5,931	5,837	6,163
Other assets	2,182	2,279	1,889
Total Assets	78,491	75,142	76,559

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,452	1,885	3,883
Trade accounts payable and other[12]	12,043	11,633	9,477
Accrued expenses and other current liabilities[11]	4,853	4,502	4,964
Liabilities held for sale[11]	38	95	208
Total Current Liabilities	20,386	18,115	18,532

Long-term debt, net of current portion	11,047	11,789	16,309
Deferred tax liabilities	2,626	2,529	2,322
Other long-term liabilities	10,503	10,384	11,587
Total Liabilities	44,562	42,817	48,750

Equity attributable to the equity holders of the parent	31,743	30,135	25,580
Non–controlling interests	2,186	2,190	2,229
Total Equity	33,929	32,325	27,809
Total Liabilities and Shareholders’ Equity	78,491	75,142	76,559

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended
	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016
Sales	16,086	14,126	14,523	14,743	13,399
Depreciation	(655)	(696)	(693)	(680)	(652)
Impairment	-	(156)	-	(49)	-
Exceptional income[8]	-	-	-	832	-
Operating income	1,576	809	1,204	1,873	275
Operating margin %	9.8%	5.7%	8.3%	12.7%	2.1%

Income from associates, joint ventures and other investments	86	14	109	168	324
Net interest expense	(223)	(221)	(255)	(306)	(332)
Foreign exchange and other net financing (loss)/gain	(133)	(278)	(223)	(450)	9
Income before taxes and non-controlling interests	1,306	324	835	1,285	276
Current tax	(207)	(80)	(67)	(83)	(24)
Deferred tax	(76)	93	(79)	(70)	(676)
Income tax (expense) / benefit	(283)	13	(146)	(153)	(700)
Income / (loss) including non-controlling interests	1,023	337	689	1,132	(424)
Non-controlling interests (income) / loss	(21)	66	(9)	(20)	8
Net income/(loss) attributable to equity holders of the parent	1,002	403	680	1,112	(416)

Basic earnings / (loss) per common share ($)[3]	0.33	0.13	0.22	0.38	(0.23)
Diluted earnings / (loss) per common share ($)[3]	0.33	0.13	0.22	0.38	(0.23)

Weighted average common shares outstanding (in millions)[3]	3,059	3,059	3,059	2,961	1,793
Diluted weighted average common shares outstanding (in millions)[3]	3,067	3,064	3,063	2,964	1,793

OTHER INFORMATION
EBITDA	2,231	1,661	1,897	1,770	927
EBITDA Margin %	13.9%	11.8%	13.1%	12.0%	6.9%

Own iron ore production (million metric tonnes)	14.0	13.9	13.7	13.5	14.1
Crude steel production (million metric tonnes)	23.6	21.8	22.6	23.1	23.2
Total shipments of steel products (million metric tonnes)	21.1	20.0	20.3	22.1	21.5

ArcelorMittal Condensed Consolidated Statement of Cash flows1

In millions of U.S. dollars	Three months ended
	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016
Operating activities:
Income /(loss) attributable to equity holders of the parent	1,002	403	680	1,112	(416)
Adjustments to reconcile net income / (loss) to net cash (used in) / provided by operations:
Non-controlling interest’s income / (loss)	21	(66)	9	20	(8)
Depreciation and impairment	655	852	693	729	652
Exceptional income[8]	-	-	-	(832)	-
Income from associates, joint ventures and other investments	(86)	(14)	(109)	(168)	(324)
Deferred income tax	76	(93)	79	70	676
Change in working capital	(2,181)	495	(565)	235	(1,188)
Other operating activities (net)	214	76	89	(297)	(82)
Net cash (used in) / provided by operating activities	(299)	1,653	876	869	(690)
Investing activities:
Purchase of property, plant and equipment and intangibles	(580)	(802)	(535)	(521)	(586)
Other investing activities (net)	(18)	(7)	235	1,059	14
Net cash (used in) / provided by investing activities	(598)	(809)	(300)	538	(572)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	743	(450)	(717)	(4,923)	83
Dividends paid	(40)	(7)	(7)	(41)	(6)
Equity offering	-	-	-	3,115	-
Other financing activities (net)	(37)	(11)	(17)	(8)	63
Net cash provided by / (used in) financing activities	666	(468)	(741)	(1,857)	140
Net (decrease) / increase in cash and cash equivalents	(231)	376	(165)	(450)	(1,122)
Cash and cash equivalents transferred from/ (to) assets held for sale	13	(13)	-	-	-
Effect of exchange rate changes on cash	3	(15)	29	(23)	(118)
Change in cash and cash equivalents	(215)	348	(136)	(473)	(1,240)

Appendix 1: Product shipments by region

(000'kt)	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
Flat	4,944	4,301	4,698	4,641	4,567
Long	829	817	829	964	1,037
NAFTA	5,610	5,011	5,364	5,443	5,463
Flat	1,364	1,877	1,730	1,627	1,455
Long	866	964	1,026	1,065	1,009
Brazil	2,226	2,841	2,751	2,689	2,472
Flat	7,377	6,541	6,562	7,536	7,332
Long	2,806	2,967	2,767	3,316	3,064
Europe	10,208	9,535	9,382	10,886	10,444
CIS	2,119	2,198	2,459	2,322	2,202
Africa	1,102	895	950	1,130	1,112
ACIS	3,221	3,095	3,408	3,453	3,315

Note: “Others and eliminations” lines are not presented in the table

Appendix 2: Capital expenditures

(USDm)	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
NAFTA	97	138	98	103	106
Brazil	57	81	44	48	64
Europe	252	313	171	192	275
ACIS	73	128	105	101	63
Mining	90	137	113	71	71
Total	580	802	535	521	586

Note: “Others and eliminations” lines are not presented in the table

Appendix 3: Debt repayment schedule as of March 31, 2017

Debt repayment schedule (USD billion)	2017	2018	2019	2020	2021	>2021	Total
Bonds*	1.4	1.4	0.8	1.8	1.3	4.9	11.6
Commercial paper	0.7	-	-	-	-	-	0.7
Other loans**	0.9	0.2	0.3	0.2	0.1	0.5	2.2
Total gross debt	3.0	1.6	1.1	2.0	1.4	5.4	14.5

* 2017 bonds include $0.9 billion of bonds that were early redeemed in April 2017

** Other loans in 2017 includes a $0.5 billion drawing under the ArcelorMittal USA $1 billion asset based loan (facility available until 2021)

Appendix 4: Credit lines available as of March 31, 2017

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.3bn tranche of $5.5bn revolving credit facility	21/12/2019	2.3	-	2.3
- $3.2bn tranche of $5.5bn revolving credit facility	21/12/2021	3.2	-	3.2
Total committed lines		5.5	-	5.5

Appendix 5: Reconciliation of EBITDA to operating income

(USDm)	1Q 17	4Q 16	3Q 16	2Q 16	1Q 16
EBITDA	2,231	1,661	1,897	1,770	927
Depreciation	(655)	(696)	(693)	(680)	(652)
Impairment	-	(156)	-	(49)	-
Exceptional income[8]	-	-	-	832	-
Operating income	1,576	809	1,204	1,873	275

Note: Segment EBITDA is reconciled to segment operating income in each of the segment discussions above.

Appendix 6: Reconciliation of net debt

(USDm)	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Short term debt and current portion of long-term debt	3,452	1,885	3,883
Long-term debt, net of current portion	11,047	11,789	16,309
Gross Debt	14,499	13,674	20,192
Less:
Cash and cash equivalents	2,402	2,615	2,863
Net debt	12,097	11,059	17,329

Appendix 7: 1:3 Share consolidation / Reverse Stock split

At the Extraordinary General Meeting held on May 10, 2017, the ArcelorMittal Shareholders approved a share consolidation based on a ratio 1:3, whereby every three current shares will be consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share). The table below presents the weighted average common shares outstanding and basic and diluted earnings per share following the share consolidation for the 3 months ended March 31, 2017 and for the 3 months ended December 31, September 30, June 30 and March 31, 2016 recast for comparative purposes.

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2017	Dec 31, 2016	Sept. 30, 2016	June 30, 2016	Mar 31, 2016
Net income/(loss) attributable to equity holders of the parent	1,002	403	680	1,112	(416)
Basic earnings / (loss) per common share ($)	0.98	0.40	0.67	1.13	(0.70)
Diluted earnings / (loss) per common share ($)	0.98	0.39	0.67	1.13	(0.70)

Weighted average common shares outstanding (in millions)	1,020	1,020	1,020	987	598
Diluted weighted average common shares outstanding (in millions)	1,022	1,021	1,021	988	598

Appendix 8: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/(charges).

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business such as restructuring costs or asset disposals.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments

Net debt: long-term debt, plus short term debt less cash and cash equivalents

Gross debt: long-term debt, plus short term debt (including those held as part of liabilities held for sale).

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Working capital: trade accounts receivable plus inventories less trade and other accounts payable.

Capex: includes the acquisition of tangible and intangible assets.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: Cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

Shipments information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

YoY: Refers to year-on-year.

Free cash flow: Refers to net cash provided by (used in) operating activities less capex.

Net debt/EBITDA: Refers to Net debt divided by last twelve months EBITDA calculation.

Operating results: Refers to operating income/(loss).

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial measures and defined in appendix 8, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt and the ratio of net debt to EBITDA as an additional measurement to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 On a comparable basis (considering the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) in 2Q 2016 and Zaragoza in Spain during 3Q 2016), total steel shipments for 1Q 2017 of 21.1Mt was 0.9% lower as compared with 21.2Mt for 1Q 2016.

3 At the Extraordinary General Meeting held on May 10, 2017, the ArcelorMittal Shareholders approved a share consolidation based on a ratio 1:3, whereby every three current shares will be consolidated into one share (with a change in the number of shares outstanding and the accounting par value per share). The figures presented for the basic and diluted earnings per share do not reflect this change and are prior to the share consolidation. See Appendix 7 for the EPS calculated after the share consolidation exercise.

4 China Oriental completed a share placement to restore the minimum 25% free float as per HKEx listing requirements. Following the share placement, ArcelorMittal’s interest in China Oriental decreased from 47% to 39%, as a result of which ArcelorMittal recorded a net dilution loss of $44 million.

5 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million ($971 million) received in June 2016. In addition to the cash consideration, ArcelorMittal received in 2Q 2016 a payment of $11 million as a 2015 dividend.

6 On September 28, 2016, ArcelorMittal South Africa (“AMSA”) announced that it had entered into agreements to implement a Broad-Based Black Economic Empowerment (B-BBEE) transaction which includes: the issuance of a 17% shareholding in AMSA using a new class of notionally funded shares to a special purpose vehicle owned by Likamva Resources Proprietary Limited (Likamva). Likamva has undertaken to introduce broad-based social and community development organisations as shareholders to hold an effective 5% interest (of the 17%, leaving Likamva with a 12% shareholding) within 24 months; and a 5.1% shareholding in AMSA using another new class of notionally funded shares to the ArcelorMittal South Africa Employee Empowerment Share Trust for the benefit of AMSA employees and AMSA management. All the shares have certain restrictions on disposal for a period of 10 years (“Lock-in Period”), thereby promoting long-term sustainable B-BBEE in AMSA.

7 ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada

8 On June 23, 2016, following the ratification by the United Steelworkers of a new labor agreement which is valid until September 1, 2018, ArcelorMittal made changes mainly to healthcare post-retirement benefits in its subsidiary ArcelorMittal USA (NAFTA). The changes resulted in a gain of $832 million recorded in 2Q 2016.

9 On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the 2017-2020 period within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. The Company benefits from a guarantee from the European Union under the European Fund for Strategic Investments.

10 On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021. The Facility may be used for general corporate purposes. As of March 31, 2017, the $5.5 billion revolving credit facility remains fully available.

11 Assets and liabilities held for sale, as of March 31, 2017, include the carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of December 31, 2016, include the carrying value Steelton and some activities of ArcelorMittal downstream solutions in the Europe segment and America’s Tailored Blanks.

12 The comparative amounts as of March 31, 2016, were reclassified to conform with the presentation as of December 31, 2016 in the annual report.